Exhibit 97.1

NGL ENERGY PARTNERS LP

CLAWBACK POLICY

Effective October 2, 2023

The Board of Directors (the “Board”) of NGL Energy Holdings LLC, the general partner of NGL Energy Partners LP (the “Partnership’) believes that it is in the best interest of the Partnership and its unitholders to adopt this Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual.

1. Administration

Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to everyone covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee or the Compensation Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Partnership to take all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2. Definitions

As used in this Policy, the following definitions shall apply:

•“Accounting Restatement” means an accounting restatement of the Partnership’s financial statements due to the Partnership’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

•“Administrator” has the meaning set forth in Section 1 hereof.

•“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Partnership is required to prepare an Accounting Restatement. The “date on which the Partnership is required to prepare an “Accounting Restatement” is the earlier to occur of (a) the date the Board or respective committee, or officer(s) authorized to take such action concludes, or reasonably should have concluded, that the Partnership is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Partnership to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed. The Applicable Period shall also include any transition period (that results from a change in the Partnership’s fiscal year) within or immediately following the aforementioned three completed fiscal years. However, a transition period between the last day of the Partnership’s previous fiscal year end and the first day of the new fiscal year that comprises of a period of nine to twelve months would be deemed a completed fiscal year.

•“Covered Executives” means the Partnership’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards and would include the following,

◦principal executive officer;
◦principal financial officer;
◦principal accounting officer (or if there is no such accounting officer, the controller);

◦vice-presidents in charge of principal business units, divisions or functions (such as sale administration or finance);
◦other officers who perform a policy-making function or an important role in the preparation of the financial statements, or similar functions for the Partnership, to the extent that such functions are significant to the Partnership; and
◦Employees of the Partnership’s general partner or subsidiaries if they perform such policy making decisions for the Partnership.

•“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.

•A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Partnership’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following):

◦Partnership stock price;
◦total shareholder return (“TSR”);
◦revenues;
◦net income;
◦operating income;
◦profitability of one or more reportable segments;
◦financial ratios (e.g., accounts receivable turnover and inventory turnover rates);
◦earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA;
◦funds from operations and adjusted funds from operations;
◦liquidity measures (e.g., working capital, operating cash flow, free cash flow or distributable cash flow);
◦return measures (e.g., return on invested capital, return on assets);
◦earnings measures (e.g., earnings per unit);
◦any of such financial reporting measures relative to a peer group, where the Partnership’s financial reporting measure is subject to an Accounting Restatement; and
◦tax basis income.

A Financial Reporting Measure need not be presented within the Partnership’s financial statements or included in a filing with the Securities Exchange Commission.

•“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Incentive-Based Compensation is “received” for purposes of this Policy in the Partnership’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

3. Covered Executives; Incentive-Based Compensation

This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Partnership had a listed class of securities on a national securities exchange.

4. Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement

In the event the Partnership is required to prepare an Accounting Restatement, the Partnership shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period. The Covered Executive need not contribute to, or play a direct role in, the Accounting Restatement that triggers the recoupment under this policy.

5. Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of Erroneously Awarded Compensation subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

By way of example, with respect to any compensation plans or programs that consider Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount. For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Partnership shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (“NYSE”).

6. Method of Recoupment

The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation:

•seeking reimbursement of all or part of any cash or equity-based award;
•cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid;
•cancelling or offsetting against any planned future cash or equity-based awards;
•forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder; and
•any other method authorized by applicable law or contract.

Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Partnership plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

In no event shall the Administrator accept an amount that is less than the amount of the Erroneously Awarded Compensation in satisfaction of the Covered Executive’s obligations. To the extent that the Covered Executive fails to repay all Erroneously Awarded Compensation to the Partnership when due, the Partnership shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Executive. The Covered Executive shall be required to reimburse the Partnership for all expenses incurred (including legal expenses) by the Partnership in recovering such Erroneously Awarded Compensation.

The Partnership is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

•The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to NYSE;

•Recovery would violate home country law of the Partnership where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the Partnership, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Partnership, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

7. No Indemnification of Covered Executives

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Partnership shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential recovery obligations under this Policy.

8. Administrator Indemnification

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Partnership under applicable law and Partnership policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Partnership policy.

9. Effective Date; Retroactive Application

This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 6 hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

10. Amendment

The Board may amend, modify or supplement any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Partnership’s securities are listed.

11. Other Recoupment Rights; Partnership Claims

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Partnership under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Partnership. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Partnership or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

12. Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

13. Disclosure Requirements

A copy of this Policy and any amendments thereto shall be posted on the Partnership’s website and filed as an exhibit to the Partnership’s annual report on Form 10-K.

Disclosure of the following items in the Partnership’s Form 10-K is required if, during, or after the last completed fiscal year, an Accounting Restatement occurred or if, as of the end of the last completed fiscal year, a balance of Erroneously Awarded Compensation subject to recovery from a prior Accounting Restatement was outstanding:

•The date the Partnership was required to prepare and Accounting Restatement and the aggregate amount of Erroneously Awarded Compensation attributable to such Accounting Restatement (including an analysis of the calculation) or, if the amount has not been determined, an explanation of the reasons, provided that disclosure of the amount is made in the next filing with the SEC that required executive compensation disclosure;
•The aggregate amount of Erroneously Awarded Compensation that remains outstanding at the end of the Partnership’s last completed fiscal year;
•If the financial reporting measure related to a unit price or TSR metric, the estimates used to determine the amount of Erroneously Awarded Compensation and an explanation of the method used for such estimates;

•If recovery would be impractical, for each current or former named executive officer (“NEO”) and for all former and current executive officers as a group, disclosure of the amount of recovery foregone with an explanation of the reason not to pursue recovery; and
•For each current or former NEO, disclosure of the amount of Erroneously Awarded Compensation still owed that has been outstanding for 180 days or longer since the Partnership determined the amount owed.